Exhibit 12.1

GENERAL CABLE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in millions)

	Six Months
	Ended	Years Ended December 31,
	June 30, 2004	2003	2002	2001	2000	1999

EARNINGS, AS DEFINED
Earnings (loss) from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$4.6	$(1.2)	$(27.6)	$58.1	$(28.9)	$55.4
Preferred stock dividend (pre-tax equivalent)	(4.5)	(0.9)	—	—	—	—
Fixed charges	24.4	53.2	47.1	51.5	67.8	43.4

TOTAL EARNINGS, AS DEFINED	$24.5	$51.1	$19.5	$109.6	$38.9	$98.8

FIXED CHARGES AND PREFERRED DIVIDENDS, AS DEFINED
Interest expense	$17.2	$44.9	$40.9	$43.2	$61.4	$39.0
Amortization of capitalized expenses related to debt	1.3	4.5	3.7	4.4	4.2	1.1
Preferred stock dividend (pre-tax equivalent)	4.5	0.9	—	—	—	—
Interest component of rent expense	1.4	2.9	2.5	3.9	2.2	3.3

TOTAL FIXED CHARGES AND PREFERRED DIVIDENDS, AS DEFINED	$24.4	$53.2	$47.1	$51.5	$67.8	$43.4

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	1.0	—	—	2.1	—	2.3

For the years ended December 31, 2003, 2002 and 2000, earnings were insufficient to cover fixed charges and preferred dividends by $2.1 million $27.6 million and $28.9 million, respectively.